SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 16, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG

Media Relations
Tel. +41-44-234 85 00

www.ubs.com

16 March 2009
Media Release
UBS AG announces Board of Directors nominations
•	Ernesto Bertarelli, Gabrielle Kaufmann-Kohler and Joerg Wolle not to stand for re-election at the AGM of 15 April 2009.
•	Michel Demaré, Ann F. Godbehere and Axel P. Lehmann proposed as candidates for election to the Board of Directors of UBS AG at the AGM of 15 April 2009.
•	As previously announced, Peter Kurer decided not to stand for re-election at the AGM of 15 April 2009. Kaspar Villiger proposed as candidate for the role of Chairman.
Zurich / Basel, 16 March 2009 — UBS AG announces three new candidates for the Board of Directors to be proposed for election at the bank’s Annual General Meeting on 15 April 2009. Three current members will not stand for re-election. These changes are in addition to the previously announced nomination of Kaspar Villiger to succeed Peter Kurer.
Changes to the Board of Directors
Ernesto Bertarelli, Gabrielle Kaufmann-Kohler and Joerg Wolle have decided not to stand for re-election for a further one-year term. Gabrielle Kaufmann-Kohler and Joerg Wolle were members of the Board of Directors for three years, and Ernesto Bertarelli was a member for seven years; he is currently the longest-serving member of the Board.
“I thank the departing members for their excellent work and dedication to our institution over a number of years,” said Chairman Peter Kurer. “All of them have contributed substantially to the development of our bank and have actively engaged in meeting the challenges of the bank over the last 18 months, both on the Board level and in extensive committee work.”
“The time expenditure required in actively addressing the challenges of the bank in these turbulent times on both the Board and in two Board committees was enormous,” said Joerg Wolle. “This made it increasingly incompatible with my role as CEO of DKSH, leading to my decision not to stand for re-election. I am convinced that work in the past years has set the basis for a strong and prosperous UBS AG.”

Media Relations 16 March 2009

“I am proud to have served one of Switzerland’s most important corporations during seven years, and through one of its most challenging periods,” said Ernesto Bertarelli. “I am also pleased to have contributed to the changes made by UBS AG to address the difficult market conditions. Now it is appropriate that other people join the Board to participate in this transformation process towards bringing UBS AG back in its leadership position in the world of banking.”
“The involvement of the bank in litigation with the US government risks impairing my activities as an international arbitrator and I need to avoid that any doubts arise about my independence in arbitration proceedings which I have been chairing for over a year,” said Gabrielle Kaufmann-Kohler. “I will leave with the utmost regret as I was committed to continue to contribute to the renewal of UBS AG. The recent turn of events will not allow it, but I will leave with the conviction that, in particular through the work of the Governance and Nominating Committee, the bank is in good hands with a strong Board and strong leadership.”
The unavailability of Ernesto Bertarelli, Gabrielle Kaufmann-Kohler and Joerg Wolle calls for the proposal of three new candidates for election to the Board.
“I am very excited that we can propose three exceptionally well-qualified candidates for election to the Board of Directors,” said Chairman Peter Kurer. “They each have specific banking, finance and risk experience, allowing them to contribute to the various Committees it is planned they join.”
The search was managed by the Governance and Nominating Committee under the chair of Gabrielle Kaufmann-Kohler and was supported by outside advisors.

Media Relations 16 March 2009

Biographies of Board of Directors nominees
Michel Demaré (1956) joined ABB as a member of the Executive Committee and Chief Financial Officer (CFO) in 2005 and added the role of President of Global Markets in November 2008. Between February and September 2008, he acted as interim Chief Executive Officer of ABB. Mr. Demaré joined ABB from Baxter International, a global healthcare company, where he was CFO of Baxter Europe from 2002 to 2005. Prior to this role, he spent 18 years at the Dow Chemical Company. Mr. Demaré began his career as an officer in the Multinational Banking division of Continental Illinois Bank of Chicago, based in Antwerp and Brussels. He has graduated with an MBA from the Katholieke Universiteit Leuven (Belgium) and a degree in applied economics from the Université Catholique de Louvain (Belgium). Mr. Demaré is a Belgian citizen.
Ann F. Godbehere (1955) was asked by the UK government to act as CFO of Northern Rock during the initial phase of the business’ public ownership from February 2008 until January 2009. Prior to this role, she served as CFO of Swiss Re from 2003 to 2007. Ms. Godbehere is a non-executive director of Prudential Plc and a fellow of the Certified General Accountants Association of Canada. She is on the Board of the Lloyd’s syndicate Atrium Underwriters, which was acquired in 2007 by Ariel Holdings, the insurance company, of whose Board she is also a member. Ms. Godbehere is a Canadian and British citizen, and is a resident of Zurich.
Axel P. Lehmann (1959) is a member of the Group Executive Committee and has been Group Chief Risk Officer of Zurich Financial Services (Zurich) since January 2008. In addition he is responsible for Zurich’s Group IT. He joined Zurich in 1996 as a member of the executive management team of Zurich Switzerland and subsequently held various executive management positions for Zurich in Switzerland, Europe and North America. Mr. Lehmann is an honorary professor for business administration and service management and Chairman of the Board of the Institute of Insurance Economics (I.VW-HSG) at University of St. Gallen in Switzerland. He holds a PhD and a master’s degree in business administration and economics from the University of St. Gallen and is a graduate of the Wharton Advanced Management Program. He is a Swiss citizen.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director
Date: March 16, 2009